FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA, S.A.B. de C.V.

Third Quarter 2016 Unaudited Results

November 28, 2016, Mexico City — Empresas ICA, S.A.B. de C.V. (BMV: ICA), announced today its unaudited results for the second quarter of 2016, which have been prepared in accordance with International Financial Reporting Standards. During the fourth quarter of 2015, the Company suspended the sale of its social infrastructure projects. Accordingly, these projects are no longer classified as available for sale. ICA is no longer consolidating San Martín, effective on the fourth quarter of 2015. In addition, ICA is no longer consolidating Facchina as of the third quarter of 2016 and has been presented as a discontinued operation. Financial statements from prior periods have been restated for comparability to reflect the sale suspension of social infrastructure projects and the deconsolidation of Facchina.

•         3Q16 Airports and Concessions segments grew 29% and 2%, respectively versus 3Q15.

•         Construction Revenues decreased 71% in 3Q16 versus 3Q15 as a result of our foreign exit strategy, including Facchina, and the completion of Mexican projects, principally urban construction works.

•         Ps. 4,531 million net loss generated principally as a result of the effect of a Ps. 2,090 million foreign exchange conversion loss, and the recognition of equity value loss in Facchina, as a result of our foreign exit strategy.

•         Comprehensive backlog was Ps. 52,776 million at September 30th, 2016, of which Ps. 29,360 million corresponds to ICA’s participation in non-consolidated affiliates and joint ventures.

•         The company continues to focus on its operating restructuring process as well as preparing to initiate a negotiation with its debt-holders that will allow for the conclusion of its financial restructure.

Consolidated Financial Results

Third quarter Consolidated Revenues decreased 35% to Ps. 5,060 million from Ps. 7,739 million in 3Q15. This reduction was principally the result of the slow-down in Construction Revenues caused by the foreign exit strategy and the completion of urban construction works. 3Q16 Construction Revenues are stabilized compared to 1Q16.

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Third quarter Consolidated Adjusted EBITDA went to Ps. 1,224 million and 24.2% margin from Ps. 1,713 million and 22.1% margin in 3Q15. For the 9-month accumulated period, EBITDA margin increased to 25.3% in 2016 from 23.0% in 2015. This margin increase was the result of Concessions and Airport segments growth and a reduction in general expenses.

The Consolidated Net loss was Ps. 4,531 million in 3Q16. The foreign exchange conversion loss was Ps. 2,090 million in 3Q16 and Ps 3,920 million for the 9-month accumulated period. Third quarter loss per share was Ps. 8.13 (US$ 1.66 per ADS).

Liquidity and Debt

Total consolidated debt decreased 4% to Ps. 65,005 million at September 30, 2016, as compared to Ps. 67,617 million at December 31, 2015. The decrease was principally the result of loan payments made in 1Q16 to Santander, Deutsche Bank, Barclays, and Value that were secured by the pledge of OMA B shares, payment of a working capital line to BBVA Bancomer, and scheduled amortizations of debt of operating projects from December 31, 2016 to September 30, 2016.

Total cash dropped 12% to Ps. 8,186 million at September 30, 2016 from Ps. 9,258 million at December 31, 2015. This total cash reduction was generated in the Concessions and Construction segments to boost production in major projects such as Palmillas – Apaseo El Grande toll road.

Ps.4,574 million of total cash is restricted and Ps. 3,612 is unrestricted. Ps. 2,736 million of non-restricted cash is in OMA. On November 2016, as means of preparing the execution of new projects including the new NAICM terminal foundation slab project, ICA Promotora de Infraestructura (ICAPI) and Controladora de Operaciones de Infraestructura (CONOISA) disbursed the first tranch of the Fintech convertible loan.

Comprehensive backlog

Comprehensive backlog, including ICA’s share of unconsolidated affiliates and joint ventures backlog, decreased 18% to Ps. 52,776 million at September 30, 2016 from 64,543 million at December 31,

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2015, principally due to the foreign exit strategy, execution of construction work in Mexico and the deconsolidation of Facchina.

Civil Construction Backlog decreased 28% to Ps. 23,416 million at September 30, 2016 from Ps. 32,380 million at December 31, 2015, principally due to the foreign exit strategy and the completion of construction works in Mexico.

ICA’s share of unconsolidated affiliates and joint ventures backlog (mainly ICA Fluor) decreased 9% to 29,360 million at September 30, 2016 from Ps. 32,163 million at December 31, 2015 due to construction works execution during this period.

Reduction in Costs and Expenses

Technical-administrative workforce has been reduced by 51% to 1,773 as of September 30, 2016 from 3,619 as of December 31, 2015.

Financial and Operational Restructuring Activities

ICA is currently focused on the consolidation of its operational restructuring and ensuring the long term continuity of the business in order to be in the position to define its financial restructuring plan.

Subsequent Events

On November 3, 2016, the Board of Directors named Guadalupe Phillips as CEO.

On October 21st, the company was awarded a Ps. 7,555 million contract for the New Mexico City International Airport (NAICM) terminal’s foundation slab. The new contract will be reflected in the Consolidated Backlog at December 31, 2016.

On October 6, ADP announced its decision to sell its shareholding in OMA held through SETA, and ICA therefore consolidates 100% of SETA and continues to own directly and indirectly 14.3% of OMA.

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Business Segment Results

Construction

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Construction Revenues dropped 71% to Ps. 1,334 million in 3Q16 from Ps. 4,526 million in 3Q15 . The slow-down was caused principally by our exit from international business including the deconsolidation of Facchina and the completion of projects in Mexico principally in our urban construction business.

Construction Operating Loss went from Ps. 24 million in 2Q15 to 359 million in 3Q16 due to the slow-down in Construction Revenues and the adjustment applied to the estimates in Mexican mostly urban construction projects.

Construction Net Loss increased 142% to 2,270 million in 3Q16 from Ps. 939 million in 3Q15.

Construction backlog decreased 28% to Ps. 23,416 million at September 30, 2016, compared to Ps. 32,380 million at December 31, 2016, principally due to our foreign exit strategy and the completion of Mexican construction works.

Construction Debt decreased 42% to Ps. 3,706 million at September 30, 2016 from Ps. 6,394 million at December 31, 2015 due to the payments of guaranteed debt made in the first quarter of 2016.

Construction Cash and Cash Equivalents fell 60% to Ps. 397 million at September 30, 2016 from Ps. 987 million at December 31, 2015.

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Concessions

Concessions Operating Information

Traffic Volume (vehicles per day)	3Q15	3Q16	% Chg	9 months 2015	9 months 2016	% Chg
Acapulco Tunnel	9,215	7,899	(14)	9,562	8,528	(11)
Mayab Consortium	2,880	3,231	12	2,621	2,921	11
Rio de los Remedios	30,778	31,991	4	28,835	30,849	7
Libramiento La Piedad	5,602	6,261	12	5,482	6,170	13
Río Verde - Cd. Vales	2,438	2,947	21	2,336	2,688	15
Total Consolidated Average	**3,758**	**4,263**	13	**3,505**	**3,960**	13

Revenues Composition Ps. million	3Q15	3Q16	% Chg	9 months 2015	9 months 2016	% Chg
Acapulco Tunnel	45	42	(6)	138	131	(5)
Mayab Consortium	173	201	16	473	551	16
Rio de los Remedios	79	90	14	218	257	18
La Piedad Bypass	36	42	18	106	122	15
Rio Verde - Ciudad Valle	141	149	5	425	433	2
Total Operating Highways	**474**	**524**	11	**1,360**	**1,494**	**10**
SARRE y Papagos - Social infrastructure	301	326	8	897	928	3
Operating Service Revenues	163	176	8	509	563	11
Total Operating Revenues	**938**	**1,026**	**9**	**2,765**	**2,984**	**8**
Financial Income	782	785	--	2,190	2,016	(8)
Construction Revenues and others	266	211	(21)	767	749	(2)
Total Revenues	**1,987**	**2,023**	**2**	**5,723**	**5,749**	--

Adjusted EBITDA Ps. million	3Q15	3Q16	% Chg	9 months 2015	9 months 2016	% Chg
Acapulco Tunnel	30	29	(2)	91	91	--
Mayab Consortium	116	150	29	347	436	26
Rio de los Remedios	62	86	39	155	151	(3)
La Piedad Bypass	27	32	20	76	93	22
Rio Verde - Ciudad Valle (2)	109	111	2	272	316	16
Total Operating Highways	**344**	**409**	**19**	**941**	**1,086**	**15**
SARRE y Papagos - Social infrastructure	425	433	2	1,248	1,196	(4)
Operating Service Adjusted EBITDA	110	33	(70)	285	85	(70)
Total Operating Adjusted EBITDA	**878**	**875**	--	**2,474**	**2,367**	--
Adjusted EBITDA other Concepts (1)	217	-32	(115)	764	627	(18)
Total Adjusted EBITDA	**1,096**	**842**	**(23)**	**3,238**	**2,994**	**(8)**

(1) Includes Financial and Construction Revenues

(2) Includes PPS Income

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Total Concessions Revenues rose 2% to Ps. 2,023 million in 3Q16 from Ps. 1,987 million in 3Q15. The increase came principally from revenues from the operating concessions, which were partially offset by a slow-down in Revenues from concessions under construction.

Operationing concessions revenues increased 9% to Ps. 1,026 million in 3Q16 from Ps. 938 million in 3Q15. The increase came from La Piedad bypass, Mayab toll road, Rio de los Remedios toll road and Rio Verde – Ciudad Valles toll road and was partially offset by a 6% decrease in the Acapulco tunnel revenues caused by decrease in traffic volume.

Revenues from concessions under construction decreased 21% to Ps. 997 million in 3Q16 from Ps. 1,049 million in 3Q15. The reduction was caused by a slow-down in Mitla – Tehuantepec highway and Diamante Tunnel construction works, and the suspension of Barranca Larga – Ventanilla Highway construction works.

Concessions Adjusted EBITDA dropped 23% to Ps. 842 million in 3Q16 from Ps. 1,096 million in 3Q15 principally due to the fair value adjustment of the Mitla – Tehuantepec highway and Diamante Tunnel.

Concessions Net Loss went to Ps. 508 million in 3Q16 from Ps. 70 million in 3Q15 principally due to the fair value adjustment of the Mitla – Tehuantepec highway.

Average daily traffic volumes (ADTV) on operating highways increased 13% to 4,263 million vehicles in 3Q16 from 3,758 million vehicles in 3Q15 caused by an ADTV increase in all operational concessions except for the Acapulco Tunnel.

Concession debt decreased 9% to Ps. 27,818 million at September 30, 2016 from Ps. 30,534 million at December 31, 2015 principally due to the operational concession debt payments. Of this total debt, 83% is debt for projects in operation and 17% is debt related to projects in construction.

Concessions cash and cash equivalents dropped 7% to Ps. 4,692 million at September 30, 2016 from Ps. 5,042 million at December 31, 2016. The drop was caused principally by the resource application to the construction works in Palmillas – Apaseo El Grande highway.

Restricted ash and cash equivalents in concessions was Ps. 4,445 million at September 30, 2016 and is mainly administered in OVT, Sarre, Pápagos and Palmillas – Apaseo El Grande.

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Airports

Airports Revenues increased 29% to Ps. 1,481 million in 3Q16 from Ps. 1,146 million in 3Q15. Aeronautical revenues grew 37% and Non-Aeronautical revenues grew 3%. These increases were the product of i) the opening of 12 domestic routes and ii) specific tariff hikes during 3Q16.

Airports Adjusted EBITDA increased 38% to Ps. 816 million in 3Q16 from Ps. 593 million in 3Q15. This increase has a direct correlation to Revenues growth described previously.

Airports Net Income rose 67% to Ps. 869 million in 3Q16 from Ps. 521 million in 3Q15.

Passenger traffic volumes increased 12% to 5.1 million passengers in 3Q16 from 4.6 million in 3Q15 principally due to the opening of domestic routes.

ICA’s shareholding in OMA, direct and indirect, was 14.32% at September 30, 2016. Among other factors, ICA’s holding of 74.5% of SETA, the strategic partner of OMA that holds all OMA’s Series BB shares and among other factors enables ICA to exercise control of OMA.

Debt in the Airports segment dropped 4% to Ps. 4,698 million at September 30, 2016 from Ps. 4,878 million at December 31, 2015 due to debt payments made throughout the period. The ratio of net debt to Adjusted EBITDA was 0.87x.

Airports Cash and cash equivalents increased 1% to Ps. 2,737 million at September 30, 2016 from Ps. 2,697 million at December 31, 2016. This growth was caused by cash in-flow from the operation.

The Airports segment includes Grupo Aeroportuario del Centro Norte (known as OMA), Aeroinvest (now merged into Controladora de Operaciones de Infraestructura), and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of GACN, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

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Consolidated Results for the Third Quarter 2016

Revenues were Ps. 5,060 million in 3Q16, a reduction of 35% compared to the prior year period. The reductions were principally the result of the 71% reduction in Construction segment Revenues partially offset by the increase in operating project revenues from the Concessions segment and increase in Airport Revenues.

Cost of sales was Ps. 3,382 million in 3Q16 compared to Ps. 5,895 million in 3Q15; the reduction was in line with the decrease in Construction Revenues.

Selling, general and administrative expenses decreased 51% to Ps. 408 million in 3Q16, and were equivalent to 8% of consolidated Revenues.

Other Income (expense), net was a Ps. 409 million expense, principally due to the fair value adjustment in Mitla – Tehuantepec highway and Diamante Tunnel.

Operating income was Ps. 881 million representing a 25% reduction, caused by the drop in Construction Revenues.

Adjusted EBITDA was Ps. 1,224 million in 3Q16 with a 24.2% margin.

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Comprehensive financing cost was Ps. 4,018 million in 3Q16, the foreign exchange conversion loss increased to Ps. 2,090 million.

Share in earnings of affiliated companies and joint ventures was a Ps. 123 million gain in 3Q16 principally affected by the results of ICA Fluor and Los Portales.. Supplemental information on the performance of affiliates and joint ventures is presented in the Notes.

Taxes reached Ps. 633 million, and were affected by the charge, conservatively, on the asset for tax losses generated in the quarter by ICA and some of its subsidiaries. The Company does not lose the right to use these tax losses before they expire in accordance with tax law.

Consolidated net loss was Ps. 4,531 million in 3Q16.

Net loss of the controlling interest was 4,970 million in 3Q16. The loss per share was Ps. 8.13 and US$ 1.66 per ADS.

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Capital Investments and Divestments

During 3Q16, the company invested approximately Ps. 1,104 million, principally in the construction works of Palmillas – Apaseo El Grande with Ps. 752 million and the Diamante Tunnel with Ps. 240 million and Airports with Ps. 112 million.

Debt and Liquidity

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Total debt as of September 30, 2016 decreased 4% to Ps. 65,006 million from Ps. 67,617 million at December 31, 2015. The reduction is principally due to the loan payments made in 1Q16 to Santander, Deutsche Bank, Barclays, and Value that were secured by OMA B shares, the payment of a working capital line to BBVA Bancomer, and scheduled amortization of debt of operating projects from December 31, 2015 to September 30, 2016.

Total cash and cash equivalents decreased 12% to Ps. 8,136 million at September 30, 2016 from Ps. 9,258 million at December 31, 2015. This reduction was the result of the resource application to the construction works execution in Palmillas – Apaseo El Grande highway,

Of total consolidated cash and cash equivalents, Ps. 4,574 million was restricted cash, and Ps. 3,616 million was unrestricted, of which Ps. 2,736 million was unrestricted cash held at OMA. Restricted cash is principally administered in OVT, Sarre, Papagos and Palmillas – Apaseo El Grande.

Beginning in the fourth quarter of 2015, the company announced the suspension of payments on unsecured debt, this suspension includes interest coupons on the Notes due in 2017, 2021, and 2024. This decision resulted in the balance sheet reclassification to short-term of certain debt obligations in the Construction and Concessions segments and the three corporate bonds that became due once there was a non-compliance on payment obligations. A total of Ps.30,265 million in debt was reclassified to short term.

Of total debt at September 30, 2016, 78% was securities debt, and 22% was bank debt. Debt denominated in foreign currency, principally dollars, was 49% of the total. Short-term maturities represent 50% of total debt; project-related debt represents 56% and parent company debt represents 44%.

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Consolidated Financial Statements

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Empresas ICA, S.A.B. de C.V.
Unaudited Statement of Cash Flows

Ps. Million	Jan 1 - Sep 30 2015	2016
Operating Activities		
Consolidated net loss	**(3,323)**	**(8,631)**
Taxes	(1,206)	1,078
Other non-cash expenses	(19)	45
Items related to investing activities	**207**	**1,664**
Depreciation and amortization	1,022	712
Share in loss of associated companies	(654)	(61)
Adjustment for valuation of long term assets	194	108
Other	(355)	904
Items related to financing activities	**9,335**	**8,766**
Interest expense	4,548	4,803
Unrealized exchange rate fluctuation	4,168	3,550
Valuation of derivative financial instruments	47	(90)
Other	572	503
Resources used in operations	**898**	**1,298**
Net flow from operating activities	**5,892**	**4,219**
Investing activities		
Acquisition of businesses	0	0
Acquisition of real estate, machinery and equipment	(1,907)	(175)
Acquisition of other long term assets	(2,852)	(3,181)
Sale of real estate, machinery and equipment and other investments	480	462
Other	(761)	150
Net flow from investing activities	**(5,040)**	**(2,744)**
Financing activities		
Borrowings	10,899	1,672
Debt payments	(11,690)	(6,857)
Interest expense	(4,352)	(2,473)
Decreases in minority interest	3,944	(919)
Share sales (repurchases) , net	(33)	(2)
Financing for financial derivatives	1,029	(55)
Other	(1,130)	6,021
Net cash flow from financing activities	**(1,333)**	**(2,613)**
Net change in cash and cash equivalents	**(480)**	**(1,138)**
Adjustments in cash flow for exchange variations	128	39
Cash and cash equivalents at beginning of period	8,413	9,258
Cash and cash equivalents at end of period	**8,060**	**8,159**

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Annexes: Supplemental Information

Construction Backlog

Concessions Portfolio

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Non-Consolidated Affiliates and Joint Ventures

Construction

Includes principally the results of ICA Fluor (51%), San Martín (31.2%) and the construction companies for the Nueva Necaxa- Tihuatlán highway (60%).

Non-Consolidated Backlog

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At September 30, 2016, ICA’s participation in non-consolidated backlog dropped 9% to Ps. 29,360 million from Ps. 32,163 million at December 31, 2015 due to the execution of construction works during this period. Of this amount, Ps. 48 million corresponds to ICA’s participation in San Martin projects.

Concessions

Includes principally the concessions for the Nuevo Necaxa - Tihuatlan highway (50%) and the Mitla – Tehuantepec toll road (60%).

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Corporate and Other

Includes principally Actica (50%) and Los Portales in Peru (50%).

Notes and Disclaimer

The unaudited condensed consolidated financial statements of Empresas ICA, S.A.B. de C.V. and subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and presented in accordance with IAS 34 “Intermediate Financial Reporting”. These financial statements include all the adjustments, including those of a normal and recurring nature, required for an adequate presentation of the results of operations. Results for interim reporting periods may not be indicative of full year results. As a result, the reading and analysis of these interim financial statements should be done in conjunction with the financial statements for the year ended December 31, 2015, which were also prepared under IFRS.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentages may vary due to the consideration of the units’ numbers+.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of

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companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate

Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 19.5965 per U.S. dollar as of September 30, 2016, and Ps. 17.1149 per U.S. dollar as of September 30, 2015.

Financial Derivative Instruments

ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments entered into are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are entered into in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project, as well as to convert foreign debt into domestic currencies. ICA enters into its financings in the same currency as the source of repayment. ICA has a policy of not entering into derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by third party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

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Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that travel the entire length of a highway.

Concessions Revenues are composed of the following:

•	Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
•	Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
•	Financial income: results from the i) reimbursement of the cost of financing obtained to build infrastructure assets granted under concession arrangements and ii) interest income earned on concession assets accounted for as long-term accounts receivable.
•	Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance, construct, establish, operate, and maintain a public means of transportation or communication. The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

ICA OVT: Operational platform that holds the concessions for four projects: the Acapulco Tunnel, the Mayab toll road, the Rio Verde-Ciudad Valles highway, and the La Piedad Bypass. ICA has 51% ownership and CDPQ has 49%.

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Analyst coverage

In compliance with the regulations of the Mexican Stock Exchange, the following is the list of analysts that cover ICA’s securities:

Actinver - Ramón Ortiz

BBVA Bancomer - Francisco Chávez

Banorte-Ixe - José Itzamna Espitia

Intercam – Alejandra Marcos

Monex - Roberto Solano

Invex – David Arenas

This press release contains projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include cancellations of significant construction projects included in backlog, material changes in the performance or terms of our concessions, additional costs incurred in projects under construction, failure to comply with covenants contained in our debt agreements, developments in legal proceedings, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms, changes to our liquidity, economic and political conditions and government policies in Mexico or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in inflation rates, exchange rates, regulatory developments, customer demand, competition and tax and other laws affecting ICA’s businesses and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V., carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, ICA is listed on the Mexican stock exchange. For more information, visit ir.ica.mx.

For more information, contact: Christianne Ibáñez christianne.ibanez@ica.mx relacion.inversionistas@ica.mx +(5255) 5272 9991 x 3607	Pablo García pablo.garcia@ica.mx Chief Financial Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2016	Empresas ICA, S.A.B. de C.V. /s/ Pablo Garcia Name: Pablo Garcia Title: Chief Financial Officer